                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                      Subject Company: American Century World Mutual Funds, Inc.
                                               SEC Registration No.:  333-157039

                                                                      [ACI LOGO]

NEWS RELEASE

Contact:     Laura Kouri
             (816) 340-4710
             (816) 340-7033 (Media Line)

               AMERICAN CENTURY INVESTMENTS ANNOUNCES PROMOTION OF
                              TWO COMPANY VETERANS

     KANSAS CITY, Mo., April 15, 2009 - American Century  Investments  announces the  promotion  of two company  veterans.  Senior Vice  President  &  Senior
Portfolio Manager Greg Woodhams,  CFA, is promoted to Chief Investment  Officer,
U.S.  Growth Equity - Large Cap. Senior Vice President  &  Senior  Portfolio
Manager Glenn Fogle, CFA, is promoted to Chief Investment  Officer,  U.S. Growth
Equity - Mid & Small Cap. These promotions are effective today.

     The two replace  Stephen  Lurito,  Chief  Investment  Officer,  U.S. Growth
Equity.  Along with his CIO duties,  Lurito served as a portfolio manager on the firm's  Premier Large Cap Growth  (Ultra) and Core Growth  (Select)  strategies.
Co-portfolio  managers  Keith Lee,  CFA, and Michael Li continue to manage those portfolios.  Lurito's  portfolio  management  duties  on the Life  Sciences  and
Technology  funds are assumed by Joseph  Reiland,  CFA.  Effective June 1, 2009, these  funds will be  reorganized  into the  Growth  fund,  pending  shareholder approval. Lurito relinquishes his CIO and portfolio manager duties today.

     "I'm  pleased  to  promote  Greg and  Glenn and have  them  assume  greater leadership  roles here at American Century  Investments,"  said Chief Investment
Officer Enrique Chang. "At this time in our firm's 50-year history, we feel it's more important than ever to keep our  performance  momentum going strong and are confident  that  Greg and  Glenn are the best  choices  to lead the U.S.  Growth
Equity discipline."

GREG WOODHAMS

     A 28-year industry veteran,  Woodhams has been a member of American Century
Investments'  Large  Cap  Growth  team  since  joining  the  firm  in 1997 as an investment analyst. He was named a portfolio manager in 1998 and became the team leader in 2000.

     Prior to joining American Century Investments,  Woodhams was vice president and director of equity  research at Texas  Commerce  Bank. He holds a bachelor's degree in economics from Rice University and a master's degree in economics from the University of Wisconsin at Madison. He is a CFA charterholder.

     "Greg is well  respected  for his  strict  adherence  to  process  and risk control," said Chang. "This,  coupled with his career focus on large cap stocks, makes him a natural choice for his new role."

GLENN FOGLE

     Fogle brings 22 years of investment experience to this position, 18 of them with American  Century  Investments.  He has been a member of the Mid Cap Growth
(VistaSM/VP Vista) team since joining the firm as an investment analyst in 1990.
Fogle was  promoted to  portfolio  manager in 1993 and has served as a portfolio manager on most of American  Century  Investments'  small and mid cap strategies during his tenure.

     Prior to joining the firm, he was an investment  analyst with  MSecurities, an  investment  management  firm in Dallas.  Fogle holds a bachelor's  degree in business  administration  and a master's  degree in finance from Texas Christian
University. He is a CFA charterholder.

     According  to Chang,  "Glenn  is an ideal  fit for his new role,  given his investment  experience  in mid and  small  cap  stocks,  as  well as his  strong leadership skills."

ABOUT AMERICAN CENTURY INVESTMENTS

     American  Century  Investments  is  a  leading  privately-held   investment
management firm,  committed to delivering  superior  investment  performance and
building   long-term  client   relationships   since  1958.  Serving  investment
professionals,  institutions,  corporations and individual  investors,  American
Century Investments offers a variety of actively managed investment  disciplines through an array of products  including  mutual  funds,  institutional  separate accounts,  commingled  trusts and  sub-advisory  accounts.  The company's  1,300 employees serve clients from offices in New York; London;  Mountain View, Calif.
and Kansas  City,  Mo.  James E.  Stowers Jr.  founded the company and serves as co-chairman  of the board.  Jonathan S. Thomas is president and chief  executive officer and Enrique Chang is chief investment  officer.  More than 40 percent of
American  Century  Investments'  profits support research to help find cures for genetically-based  diseases  including cancer,  diabetes and dementia.  For more information, visit WWW.AMERICANCENTURY.COM.

                                      # # #

THE  INFORMATION  INCLUDED HEREIN IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF
AN OFFER TO BUY, SHARES OF ANY INVESTMENT  COMPANY,  NOR IS IT A SOLICITATION OF
ANY  PROXY.   AMERICAN   CENTURY   MUTUAL   FUNDS,   INC.   HAS  FILED  A  PROXY
STATEMENT/PROSPECTUS  AND OTHER RELEVANT DOCUMENTS REGARDING THE REORGANIZATIONS
OF THE LIFE SCIENCES AND TECHNOLOGY FUNDS WITH THE U.S.  SECURITIES AND EXCHANGE
COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY
CONTAIN IMPORTANT INFORMATION.  YOU CAN OBTAIN THESE DOCUMENTS FREE OF CHARGE AT
THE SEC WEB SITE  (WWW.SEC.GOV).  IN  ADDITION,  THE PROXY  STATEMENT/PROSPECTUS
FILED WITH THE SEC BY AMERICAN  CENTURY IS  AVAILABLE  FREE OF CHARGE BY CALLING
1-866-615-7264.

BEFORE INVESTING,  CAREFULLY CONSIDER THE FUND'S INVESTMENT  OBJECTIVES,  RISKS,
CHARGES AND EXPENSES.  CONTACT  1-800-345-2021 FOR A PROSPECTUS  CONTAINING THIS
AND OTHER INFORMATION. READ IT CAREFULLY